Mail Stop 4561

December 9, 2008

By U.S. Mail and Facsimile to (561) 514-0832

Michael Anthony
President, Chief Executive Officer and Director
Ravenwood Bourne, Ltd.
330 Clematis Street
Suite 217
West Palm Beach, Florida 33401

Re: Ravenwood Bourne, Ltd.
Registration Statement on Form 10-SB
Filed November 12, 2008
File No. 0-53270

Dear Mr. Anthony:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.   Upon the expiration of this 60-day period, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act. Note, however, that we will continue to review your filing until all our comments have been satisfactorily addressed.

2.   You state that the company "went public" in July 1998. Please tell us whether the company was ever registered with the Commission.

Ravenwood Bourne is a Blank Check Company, page 7

3.   Please revise to explain the phrase, "comply with Rule 419 of the Act."

Risk Factors, page 9

4.   Please revise your subheadings to conform to Item 503(c) of Regulation S-K. Each material risk should include a subheading that "adquately describes the risk." As a general rule, your subheadings should work only in this filing. If they are readily transferable to other companies' offering documents, they are probably too generic.

5.   Many of your risk factors state that "there can be no assurance" or use similar language, when the real risk is not your inability to give assurance but the underlying situation. Please revise to eliminate all such language from this section.

Conflicts of Interest, page 10

6.   Please revise this discussion to clarify how Mr. Anthony intends to deal with his legal obligations to the several blank-check companies he owns, and Ravenwood Bourne in particular, when he is presented with a business opportunity. Please clarify such statements as, "management will consider factors such as reporting status…" and "management will act in what he believes will be in the best interests of…". With respect to the "preferences of the management of the operating company," please clarify what such preferences might be based upon, if anything, with respect to three highly similar companies.

General Economic Risks, page 13

7.   Please delete this risk factor as it is overly generic. Item 503(c) of Regulation S-K states that issuers should not "present risk factors that could apply to any issuer or to any offering."

Directors and Executive Officers, page 17

8.   Please revise to clarify the phrase, "personal use consulting company."

Executive Compensation, page 17

9.   Please revise in light of the fact that the company has only one officer and director.

*   *   *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Hugh West, Accounting Branch Chief at (202) 551-3872 if you have questions regarding the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: (by facsimile)
        Laura Anthony
        Legal & Compliance, LLC